VIA EDGAR

July 28, 2025

Liz Packebusch and Daniel Morris

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 6 to the Registration Statement on Form S-3

Filed on June 23, 2025

File No. 333-275127

Ladies and Gentlemen:

Clean Energy Technologies, Inc. (the “Company”) hereby responds to the letter, dated July 15, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 7 to the Company’s Registration Statement on Form S-3 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are enumerated below and followed by the Company’s response to each comment. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

1.	We note your response to prior comment 2 and reissue it in part. Please revise your disclosure here and in your risk factor at page S-8 to disclose whether the majority of your revenues are derived from your natural gas trading operations in China.

Response: We acknowledge the Staff’s comment and have revised disclosure to clarify that less than 5% of our current revenues and revenues for the quarter ended June 30, 2025, are and were derived from our natural gas trading operatins in China.

2.	Please update your disclosure in this section. For instance, you state that the Nasdaq rules provided the Company a compliance period of 180 calendar days from the date of the notice (or until May 5, 2025) in which to regain compliance with the Minimum Bid Price Requirement; and that Nasdaq provided the Company an extension of until June 3, 2025, to regain compliance with the Annual Shareholder Meeting Requirement.

Response: We acknowledge the Staff’s comment and have revised our disclosure to state that the annual shareholder meeting deficiency has been cured, and that we have received an extension to comply with the minimum bid price requirement.

3.	We note your disclosure that, as of December 23, 2024, you entered into an amendment to the November Note, pursuant to which the maturity date of the November Note was extended to January 23, 2025, and you agreed to (i) issue the Selling Stockholder an additional 50,000 shares of your common stock as additional commitment shares (the “Additional Commitment Shares”), and (ii) register the Selling Stockholder’s commitment shares in your next registration statement. Please revise your disclosure to clarify, if true, that the Additional Commitment Shares are issued and outstanding such that they are registerable for resale at this time.

Response: We acknowledge the Staff’s comment and note that the 90,000 shares being registered for resale for the Selling Stockholder include the Additional Commitment Shares. We have added clarifying revisions accordingly.

General

4.	We note your disclosure that you believe Jack Bodenstein is the beneficial owner of shares held in the name of or beneficially owned by Coventry Enterprises LLC. Please advise us why natural person disclosure cannot be provided for Coventry Enterprises LLC.

Response: We acknowledge the Staff’s comment and note that we previously stated that we believed Mr. Bodenstein was the beneficial owner of the shares because he had negotiated on behalf of the entity, but he had not confirmed to us that he had voting or dispositive power with respect to securities held by the entity, nor had he confirmed to us that he was the beneficial owner of securities held by the entity. We have now confirmed directly with Mr. Bodenstein that Mr. Bodenstein is the beneficial owner of securities held in the name of entity, and we have revised the disclosure regarding his beneficial ownership accordingly.

Additionally, we have ensured that the Amended Registration Statement contains the duplicate disclosure in the supplement prospectus as was contained in the base prospectus, and we have populated relevant supplement prospectus blanks per Liz Packebusch’s oral comments communicated to the Company’s counsel.

Please contact Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to the Company, at (801) 303-5737, or by email at lance@bcjlaw.com, if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer